Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated March 10, 2014 with respect to the consolidated financial statements and schedule included in the Annual Report on Form 10-K for the year ended December 31, 2013 of American Realty Capital – Retail Center of America, Inc. and its subsidiaries (the “Company”) and our report dated June 16, 2014 with respect to the Statement of Revenues and Certain Expenses of The Streets of West Chester for the year ended December 31, 2013 included in the Company’s Current Report on Form 8-K/A filed on June 16, 2014, which are incorporated by reference in this Registration Statement.  We consent to the incorporation by reference in the Registration Statement of the aforementioned reports, and to the use of our name as it appears under the caption "Experts.”

/s/ Grant Thornton LLP

New York, New York

September 19, 2014